UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Independent Directors

Mr. Stephen Markscheid, an independent director of Akso Health Group (the “Company”), chairman of the compensation committee of the board of directors of the Company (the “Board”), member of the audit committee and nominating & corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective April 11, 2022. Mr. Markscheid’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on April 11, 2022, the board of directors of the Company appointed Mr. Stephen P. Brown as an independent director of the Board, chairman of the compensation committee of the Board, member of the audit committee and nominating & corporate governance committee of the Board to fill the vacancies created by Mr. Markscheid’s resignation. The biographical information of Mr. Brown is set forth below.

Mr. Brown, has served as the chief financial officer of SolarMax Technology, Inc. since May 2017. From 2013 until April 2017, he was chief financial officer of STAAR Surgical Company. Mr. Brown was vice president, global finance of Bausch & Lomb from 2008 until 2013 and chief financial officer of Hoya Surgical Optics from 2007 to 2008. He served in various capacities over a 13-year period with Johnson & Johnson including chief financial officer of the Advanced Sterilization Products division. Mr. Brown holds a Master of Business Administration degree from University of California, Los Angeles Anderson School of Management, and earned a Bachelor’s degree from California State University, Fullerton.

Mr. Brown does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Brown also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Director Offer Letter, dated April 11, 2022, by and between Stephen P Brown and Akso Health Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie)
Title: Chief Financial Officer

Date: April 15, 2022